FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404 of December 15, 1976, and the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44 of August 23, 2021, following up on the Material Fact disclosed on September 8, 2023, hereby informs its shareholders and the market in general that it has concluded the negotiation for the sale of its indirect stake in Cnova N.V. (“Cnova”) to its controlling shareholder Casino Guichard Perrachon (“Casino”).

On November 25, 2023, the Company’s Board of Directors, based on the recommendation of the Independent Special Committee formed on September 8, 2023, approved the proposal of € 10 million (R$ 53.5 million1) presented by Casino for the acquisition of the entire stake held by the Company in Cnova, corresponding to 34% of Cnova’s total share capital (“Transaction”). Upon the completion of the sale and the Transaction settlement, Casino will hold a shareholding position of 98.8% of Cnova's total share capital. The value of the Transaction will be paid in two installments, both in cash, the first at sight, representing 80% of the total amount due, corresponding to € 8 million (R$ 42.8 million1), and the second representing the remaining amount of the price, of € 2 million (R$10.7 million1), due until June 30, 2024. The Transaction will be settled on November 30, 2023 (“Settlement Date”).

Notwithstanding the amounts mentioned above, it was agreed an additional variable installment (“Equalization Payment”) due to the Company in the case of conclusion of a subsequent transaction (“Subsequent Transaction”) involving the sale of the stake held by Casino in Cnova or a corporate reorganization of Cnova within a period of 18 (eighteen) months, counted as from the Settlement Date. The purpose of the Equalization Payment is to enable the Company to capture the potential additional appreciation of the asset in a Subsequent Transaction, looking for the best interests of the Company and its shareholders.

The measurement of the Equalization Payment considers, among other factors, the difference between the value implicit in the Transaction of € 29.4 million (R$ 157.4 million1) for 100% of Cnova's share capital, compared to the value to be attributed for 100% of its share capital in a potential Subsequent Transaction. In the case of a positive variation, the Company shall receive the difference considering its 34% stake held in Cnova at the time of the signing of the contract relating to the Transaction ("Difference"). The amount due by Casino as an Equalization Payment corresponds to 100% of the Difference if the Subsequent Transaction is carried out up to 12 months from the Settlement Date, 75% if carried out between the 13th and 15th month, and 50% if carried out between the 16th and 18th month.

The Independent Special Committee counted on independent financial and legal advisors and based its recommendation for approval of the Transaction to the Board of Directors based on a Fairness Opinion issued by Banco BTG Pactual S.A., which attested the reasonableness of the economic terms of the Transaction, having concluded that its terms are fair and equitable to all the Company's shareholders.

The conclusion of this Transaction is another milestone in the redefinition of the Company's operating perimeter, focused exclusively on its Brazilian operations.

São Paulo, November 27, 2023.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

(1) Considers the exchange rate from Euro to Real of R$ 5.351 as of November 24, 2023.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.